MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	0807-1 / W0002129

June 5, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East, Mailstop 7010
Washington, DC 20549

Attention:       Donna Levy, Attorney

Dear Sir/Mesdames:

Re:	Eden Energy Corp. (the “Company”)
Post Effective Amendment No. 5 to Form S-1
Filed May 8, 2008
Your File No. 333-128649

              Thank you for your letter dated May 23, 2008 with your comments on the Company's Post Effective Amendment No. 5 to Form S-1, filed May 8, 2008. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.          We note that you have filed a Form 10-Q for the quarter ended March 31, 2008. Please update the disclosure throughout the Form S-1 accordingly and provide interim financial statements as required by Article 8 of Regulation S-X.

              The Post Effective Amendment has been revised to include interim financial statements and related disclosure for the interim period ended March 31, 2008.

2.          We note that you have added to the registration statement 75,000 shares issued to a certain selling stockholder after exercise of warrants. When a registration statement is already in effect, as the original registration statement is, the registration of additional securities can only be accomplished through a separate registration statement. Refer to Rule 413 of the Securities Act of 1933. Please remove these shares.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

              The 75,000 shares referred to in your comment that were issued to a selling stockholder on exercise of warrants were not securities added to the Post Effective Amendment, as they were previously registered. The initial Registration Statement and subsequent amendments registered shares issuable on conversion of the warrants held by the selling stockholders. Given that the selling stockholder exercised such warrants and received the underlying shares, and as these shares were previously registered, they were included in the Amended Registration Statement.

3.          We note your responses to our prior comments 1 and 2 and the explanatory note you have added to the cover page of the registration statement. In your responses you state that you have deregistered the convertible note shares but that the shares underlying the warrants are still registered. However, in the explanatory note in the Form S-1, you state that you have eliminated those selling stockholders who entered into amended convertible notes. Please advise.

State the number of shares that you are deregistering and confirm that none of them have been sold. Please be advised that in regard to private placements the terms of which have been subsequently amended, concerns with Section 5 compliance extends to all of the shares issuable in that private placement, including upon conversion of notes or exercise of warrants.

Finally, include a risk factor discussion in regard to possible rescission liability you may have to any public investors who bought any of the resold shares issued in the private placement.

              The explanatory note in the Amended Registration Statement has been amended to include the information requested. In addition, a Risk Factor has been added with the requested disclosure.

Closing Comments

              We enclose a clean and four blacklined copies of the Post-Effective Amendment No. 6 to Form S-1 for your review.

              We look forward to the receipt of any further comments which you may have in regard to the Post-Effective Amendment No. 6 to Form S-1 shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. Macdonald Law Corporation

Per: /s/ William L. Macdonald

William L. Macdonald

Encl.
/lk

cc:            Eden Energy Corp.